Mail Stop 3561

February 20, 2007

Via Fax & U.S. Mail

Jason A. Berg, Chief Accounting Officer
AMERCO
1325 Airmotive Way, Ste. 100
Reno, Nevada 89502

> **Re:** **AMERCO**
> **Form 10-K for the year ended March 31, 2006**
> **Filed June 13, 2006**
> **File No. 001-11255**

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief